August 20, 2015

VIA EDGAR

Chad Eskildsen

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Aberdeen Funds (Investment Company Act File No. 811-22132); Aberdeen Indonesia Fund, Inc. (Investment Company Act File No. 811-06024); and Aberdeen Latin America Equity Fund, Inc. (Investment Company Act File No. 811-06094) (together, the “Registrants”)

Dear Mr. Eskildsen:

On July 21, 2015, you provided comments on Registrants’ Annual Reports to shareholders (the “Annual Reports”), with respect to Aberdeen Funds’ Annual Report for the fiscal year ended October 31, 2014 filed on January 7, 2015, and with respect to Aberdeen Indonesia Fund, Inc.’s and Aberdeen Latin America Equity Fund, Inc.’s respective Annual Reports for the fiscal years ended December 31, 2014 filed on March 5, 2015.  For your convenience, the substance of your comments has been restated below.  Responses from the respective Registrant(s) to which the comment relates is set out immediately under the restated comment.

Comment No. 1: Please explain supplementally why the EDGAR series and class identifiers for the Aberdeen Global High Yield Bond Fund, a series of the Aberdeen Funds, are active and marked for certain filings where the Aberdeen Global High Yield Bond Fund is not included.

Response:  The Aberdeen Funds’ Board of Trustees voted to dissolve the Aberdeen Global High Yield Bond Fund in December of 2013, prior to the Fund ever being operational.  The Fund remained on certain “last filings” following the dissolution, however, its series identifier was inadvertently tagged in a few other filings. The Fund’s series and class identifiers have now been marked as “inactive” and will be removed from all filings for the Aberdeen Funds going forward.

Comment No. 2: The following series of Aberdeen Funds disclose in the Annual Report a high percentage of their assets in a particular sector:  Aberdeen Asia-Pacific (ex-Japan) Fund, Aberdeen Asia-Pacific Smaller Companies Fund, Aberdeen China Opportunities Fund, Aberdeen Emerging Markets Fund, and Aberdeen Latin American Equity Fund.  Please explain supplementally why each of these funds does not include disclosure in the principal strategies or principal risks sections of its prospectus relating to investment in that sector.  Please also confirm that each Fund is in compliance with its concentration policy.

Response: Each of the Aberdeen Asia-Pacific (ex-Japan) Fund, Aberdeen Asia-Pacific Smaller Companies Fund, Aberdeen China Opportunities Fund, Aberdeen Emerging Markets Fund and Aberdeen Latin American Equity Fund has adopted a fundamental investment policy to not purchase the securities of any issuer if, as a result, 25% or more of the Fund’s total assets would be invested in the securities of issuers, the principal activities of which are in the same industry. The Annual Report lists each Fund’s holdings by sector.  The sector(s) are classified by S&P’s Global Industry Classification Standard (“GICS”) Sectors. At the time of the Annual Reports, the GICS structure consisted of 10 sectors, 24 industry groups, 67 industries and 156 subindustries. The Funds look to the GICS “industries” level to determine whether or not a Fund is compliant with its policy relating to concentration.  In their respective Annual Reports, each of these Funds reported it invested greater than 25% of its respective assets in one of the GICS sectors.  However, looking to the GICS classification, we have confirmed that none of the above-mentioned funds held more than 25% of their respective assets in companies

Aberdeen Asset Management Inc.

1735 Market Street, 32nd Floor, Philadelphia, PA 19103

Telephone: (215) 405-5700

Aberdeen Asset Management Inc. is an Investment Adviser registered with the U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940. Member of the Aberdeen Asset Management Group of Companies.

“Aberdeen” is a U.S. registered service mark of Aberdeen Asset Management PLC.

within a single “industry” designation as of October 31, 2014 and therefore each Fund was in compliance with its concentration policy.

With respect to prospectus risk disclosure, “Sector Risk” was added to the “Additional Information about Investments, Investment Techniques and Risks” section of the statutory prospectus for the Aberdeen Funds in February 2013, disclosing to investors that investments in certain industries may subject the certain Funds to increased sector risk.  Review of the appropriateness of the risk disclosure in relation to investments in GICS sectors will be conducted during the Funds’ annual update of the Registration Statement.  The Funds will review their current and anticipated level of investments within any particular sector at that time and consider adding general “Sector Risk” disclosure to these Funds’ principal strategies and principal risks sections, and/or, to the extent appropriate, consider adding sector-specific risk disclosure if it is expected that Fund’s investments will continue to remain over 25% in that sector.

Comment No. 3: With respect to the graph disclosure of performance of a $10,000 investment, the class selected for the graph disclosure varies for the different series of the Aberdeen Funds.  Please explain supplementally the rationale for selecting which class is used for the graph.  Additionally, for those series that have selected Institutional Class for the graph disclosure, to the extent that the required minimum initial investment amount is higher than $10,000, the line graph should be based on the Institutional Class’ required minimum initial investment amount as required by Form N-1A Item 27(b)(7)(ii) Instruction 1(d).

Response: Generally, in the graph disclosure of the performance of a $10,000 investment, the oldest share class has been featured.  When share classes commenced at the same time, generally the class with the largest assets has been featured.  Upon further review in connection with this inquiry, it was determined that there are three instances where the class selected was neither the oldest class nor the largest class.  Aberdeen Global Fixed Income Fund features Class A in the graph disclosure, however the oldest and largest class is Institutional Service class.  The Aberdeen Global Fixed Income Fund will begin disclosing the returns of the Institutional Service class in its next report to shareholders. The other two exceptions are the Aberdeen European Equity Fund and the Aberdeen Latin American Equity Fund, both of which feature Class A in the graph disclosure. For each of these funds, all classes commenced on the same date and Institutional Class has the majority of assets.  These Funds will consider changing the classes represented in the graph disclosure in their next report to shareholders based upon the comparative asset levels and any other relevant, permissible factors at the time the Registrant is preparing the report.

For the same “Performance of a $10,000 Investment” chart, the Registrant shows the growth of $10,000 even when we are showing classes in the chart that have a higher initial minimum requirement.  In future reports to shareholders, the Aberdeen Funds will show the growth of an initial amount that reflects the minimum investment value (e.g. $1million for Institutional Class) in compliance with Form N-1A Item 27(b)(7)(ii) Instruction 1(d).

Comment No. 4:  With respect to the Aberdeen Equity Long-Short Fund series of Aberdeen Funds, please explain supplementally what is included in the line item “Payable for brokers related expenses for securities sold short” in the Fund’s Statement of Assets and Liabilities in the Annual Report.  Additionally, in footnote 2 in the Fund’s summary prospectus dated February 27, 2015, please explain supplementally: (i) why Acquired Fund Fees and Expenses are referenced, and (ii) what dividend expenses for short sales are indirect expenses excluded from the ratios in the Fund’s financial highlights.

Response: With respect to the line item “Payable for brokers related expenses for securities sold short”, the Aberdeen Equity Long-Short Fund uses State Street as its Prime Broker (the “Broker”) to facilitate short selling activity. The Broker assigns a fee rate to each security that is sold short by the Fund.  This fee is applied to the market value of short positions that are open with the Broker and an aggregate fee is paid to the Broker on a monthly basis based on these fee rates.  This expense is treated as an operating expense of the Fund and is reported as a payable on the Statement of Assets and Liabilities for any unpaid portion, as well as the full amount of Broker related expense accrued for the period as reported in the Statement of Operations in the Fund’s semi-annual and annual financial statements following Generally Accepted Accounting Principles in the United States.

The second footnote to the Fees and Expenses of the Fund table in the Aberdeen Equity Long-Short Fund’s summary prospectus (“Footnote 2”) states: “The Total Annual Fund Operating Expenses and Total Annual Fund Operating Expenses After Fee Limitations/Expense Reimbursements do not correlate to the Fund’s Ratio of Expenses (Prior to Reimbursements) to Average Net Assets and Ratio of Expenses to Average net Assets, respectively, included in the Fund’s Financial Highlights in the Fund’s complete Prospectus, as those ratios do not reflect indirect expenses, such as Acquired Fund Fees and Expenses or dividend expenses for short sales.”  With respect to Acquired Fund Fees and Expenses (“AFFE”), the Aberdeen Equity Long-Short Fund does incur AFFE, typically through its holding of Exchange Traded Funds (ETF) in which the Fund invests.  The amount of AFFE is variable depending on the volume and concentration of ETF holdings.  For fiscal year ended October 31, 2014, the Fund did not have a large concentration of ETFs, therefore the AFFE was not over 0.01% and was not included as a line item in the fee table.  In the prospectus, the Fund will include a qualification within Footnote 2 indicating “….such as Acquired Fund Fees and Expenses (if any).”   Additionally, dividend expenses for short sales are a direct operating expense of the Fund and are included in the expense ratios reported in the prospectus fee table as well as in the financial highlights.  In the next annual update to the Aberdeen Equity Long-Short Fund’s prospectus, the Registrant will update the language of Footnote 2 of the expense table to omit the reference to dividend expenses for short sales and to clarify what are considered indirect expenses of the Fund.

Comment No. 5: With respect to the Aberdeen Indonesia Fund, Inc. and Aberdeen Latin America Equity Fund, Inc. asset allocation by sector in the Annual Reports for the fiscal year ended December 31, 2014, please review the introductory language with respect to the industry group investments.  Further, please confirm that each fund is in compliance with its concentration policies.

Response: The concentration policies of the Aberdeen Indonesia Fund, Inc. and Aberdeen Latin America Equity Fund, Inc. state that each Fund will not make purchases to the extent that those purchases would cause more than 25% of Fund assets to be invested in a particular industry.  Each Fund utilizes the GICS Sectors to monitor compliance with this requirement, specifically looking to the GICS industry designations.  Each GICS sector is comprised of two or more industry groups, each industry group is comprised of two or more industries and each industry is comprised of two or more sub-industries.

As of December 31, 2014, the Aberdeen Indonesia Fund, Inc. had slightly more than 25% of its total assets in “Banks” which is a GICS industry group designation. Therefore, the following statement in the Fund’s Annual Report was not accurate: “As of December 31, 2014, the Fund did not have more than 25% of its assets invested in any industry group.”  Additionally, following a review prompted by this inquiry, it was discovered that the Fund showed “Banks” as a sector in its Sector Allocation chart, however, Banks actually are considered to be an “industry group” under the GICS sectors. If applicable to future reports, both of these items will be corrected going forward.

As mentioned above, the Aberdeen Indonesia Fund, Inc. looks to the GICS “industries” level to monitor its compliance with its concentration policy.  Therefore, passing of the 25% threshold in Banks, which is considered by GICS to be an industry group, would not cause the Fund to breach of its concentration policy.  Upon analysis at the GICS industry level, it was determined that the Fund did hold slightly more than 25% of its assets in an Industry (specifically, in “Commercial Banks”

within the Banks Industry Group).  However, the Fund’s passing of the 25% threshold at the GICS Industries level was attributable to market movement rather than a security purchase, and thus the Fund was in compliance with its concentration policy.

With respect to the Aberdeen Latin America Equity Fund, Inc., it was noted that the Fund’s investments in Banks as listed on the Portfolio of Investments appear close to 25%, and if BM&F Bovespa SA is classified as a Bank, it appears that the Fund may have held more than 25% in Banks as of December 31, 2014.  It was confirmed that the security BM&F Bovespa SA is categorized under the GICS structure to be part of Diversified Financial Services, which is an Industry Group under the Financials Sector, separate from Banks.  Therefore, the Fund’s investment in Banks was below 25% as of the period end covered by the Annual Report.  Additionally, the Aberdeen Latin America Equity Fund, Inc. was in compliance with its concentration policy.

* * *

The Registrants acknowledge that they are responsible for the adequacy and accuracy of the disclosure in the Annual Reports. The Registrants further acknowledge that staff comments or changes to disclosure in response to staff comments on the Annual Reports may not foreclose the Securities and Exchange Commission from taking any action with respect to the Annual Reports. The Registrants further acknowledge that they may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any party under the federal securities laws of the United States of America.

Should you have any questions concerning the above, please call the undersigned at (215) 405-5770.

Very truly yours,

/s/ Lucia Sitar
Lucia Sitar
cc:	Andrea Melia, Aberdeen Asset Management Inc.
Rose F. DiMartino, Willkie Farr & Gallagher LLP, counsel to the Funds
Mike Malloy, Drinker Biddle & Reath LLP, counsel to the independent trustees of the Funds